Exhibit 1

Release:	IMMEDIATE RELEASE

Contact:	Brian Yuen Global-Tech USA, Inc. Tel.: 212-683-3320

Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH APPLIANCES REPORTS FISCAL YEAR FINANCIAL RESULTS AND

CONTINUES TO MAINTAIN A STRONG NET CASH POSITION FOR GROWTH

Hong Kong, July 1, 2003 — Global-Tech Appliances Inc. (NYSE: GAI) today announced its financial results for the fiscal year and fourth quarter ended March 31, 2003.

Net sales for the fiscal year ended March 31, 2003 were $75.1 million, compared to $85.1 million in the prior fiscal year. Income from continuing operations for fiscal year 2003 was $6.1 million, compared to $6.4 million in fiscal 2002. Net income for fiscal year 2003 was $5.3 million, or $0.43 per share, compared to a net loss of $3.0 million, or $0.25 per share, in the prior fiscal year.

Net sales for the fourth quarter of fiscal 2003 were $13.7 million, compared to $17.6 million for the fourth quarter of fiscal 2002. Net loss for the fourth quarter of fiscal 2003 was $0.1 million, or $0.01 per share, compared to a net loss of $8.6 million, or $0.70 per share, in the prior corresponding period, which primarily resulted from a net loss of $8.4 million from discontinued operations.

John C.K. Sham, President and Chief Executive Officer, said: “The results for fiscal year 2003 in general, and the fourth quarter in particular, reflect a slowdown in worldwide demand for small electrical appliances. These results were also impacted by excess production capacity and an increase in the cost of raw materials. The Company is continuing to implement its previously announced strategic initiative designed to de-emphasize unprofitable product categories with lower profit margins that merely maintain sales volume without making a significant contribution to profitability.”

Mr. Sham continued, “We have accelerated our efforts, plans, and investments in the display business, particularly in the organic light emitting diode (OLED) program, which we believe will continue to transform a portion of our business into the production and manufacture of higher-value, more technologically sophisticated products. These efforts are intended to offset the reduction in sales and profitability of our appliance business.”

Mr. Sham concluded, “We continue to tighten our control on costs so that we can sustain our cash position as the business transitions. As of March 31, 2003, our net assets per share increased $0.40 from the prior fiscal year to $9.17 and our net cash and short-term investment position increased by $6.7 million, or $0.55 per share, to $62.9 million, or $5.18 per share, at March 31, 2003 from $56.2 million, or $4.63 per share, at March 31, 2002.”

Global-Tech is a designer, manufacturer, and marketer of a wide range of small household appliances in four primary product categories: kitchen appliances; garment care products; travel products and accessories; and floor care products. The Company’s products are marketed by its customers under brand names such as Black & Decker®, DeLonghi®, Dirt Devil®, Eureka®, Hamilton Beach®, Krups®, Morphy Richards®, Mr. Coffee®, Proctor-Silex®, Sunbeam®, and West Bend®.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, the financial condition of the Company’s customers, product demand and market acceptance, the success of new product development, reliance on material customers and key strategic alliances, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its most recent Report on Form 20-F.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANE SHEETS

(Amounts expressed in United States dollars except per share data)

	Years Ended March 31,
	2003	2002
	(unaudited)	(audited)
Net sales	$75,058,017	$85,115,259
Cost of goods sold	(54,729,836)	(65,086,105)

Gross profit	20,328,181	20,029,154
Selling, general and administrative expenses	(15,297,908)	(14,717,163)

Operating income	5,030,273	5,311,991
Interest expense	(56,550)	(125,950)
Interest income	1,240,648	1,983,763
Other income, net	483,016	646,868

Income from continuing operations before income taxes	6,697,387	7,816,672
Provision for income taxes	(624,230)	(1,416,716)

Income from continuing operations	6,073,157	6,399,956
Discontinued operations:
Loss from operations of discontinued TFEL business (including gain on disposal of US$29,010)	(806,436)	(10,992,846)

Income (loss) before minority interests	5,266,721	(4,592,890)
Minority interests	—	1,570,273

Net income (loss)	$5,266,721	$(3,022,617)

Basic and diluted earnings (loss) per common share	$0.43	$(0.25)

Basic and diluted weighted average number of shares outstanding	12,140,853	12,139,564

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in United States dollars)

	Years Ended March 31,
	2003	2002
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$21,514,277	$48,589,117
Short-term investments	41,401,256	8,678,356
Restricted cash	831,803	—
Accounts receivable, net	10,247,140	12,318,211
Deposits, prepayments & other assets	2,681,084	2,157,819
Inventories, net	7,507,110	9,646,333

Total current assets	84,182,670	81,389,836

Property, plant and equipment	32,648,982	34,198,452
Promissory note receivable	716,380	774,602
Land use rights	1,937,544	2,002,137
License	3,592,420	4,317,001
Patents	241,988	285,618
Loan to a director	228,232	305,653

Total assets	$123,548,216	$123,273,299

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	$—	$75,533
Current portion of long-term bank loans	512,046	714,643
Accounts payable	5,153,300	6,237,968
Amount due to a director	—	180,000
Fees payable for license	—	1,800,000
Fees payable for land use rights	273,003	274,871
Salaries and allowances payable	585,293	541,822
Advance payments from customers	24,110	43,273
Accrued expenses	1,552,090	1,960,617
Investment in a joint venture	—	246,198
Income tax payable	3,726,645	4,384,289

Total current liabilities	11,826,487	16,459,214
Long-term bank loans	316,010	271,539
Deferred tax liabilities, net	64,400	42,810

Total liabilities	12,206,897	16,773,563

Shareholders’ equity:
Preferred stock, par value $0.01; 1,000,000 shares authorized, no shares issued	—	—
Common stock, par value $0.01; 50,000,000 shares authorized; 12,830,000 shares issued as of March 31, 2002 and March 31, 2003	128,300	128,300
Additional paid-in capital	81,753,145	81,753,145
Retained earnings	34,682,164	29,415,443
Accumulated other comprehensive deficit	(622,163)	(197,025)
Less: Treasury stock, at cost, 689,147 shares as of March 31, 2002 and March 31, 2003	(4,600,127)	(4,600,127)

Total shareholders’ equity	111,341,319	106,499,736

Total liabilities and shareholders’ equity	$123,548,216	$123,273,299

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